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                          July 8, 2022

       Zvi Ben-David
       Chief Financial Officer
       DarioHealth Corp.
       18 W 18th St, 5th Floor
       New York, NY 10011

                                                        Re: DarioHealth Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed July 1, 2022
                                                            File No. 333-265992

       Dear Mr. Ben-David:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Ron Ben-Bassat, Esq.